May 11, 2011

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Rowan Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 8-K
Filed February 25, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 14, 2011
File No. 001-05491

Dear Mr. Schwall:

The following is in regards to your letter dated April 29, 2011, relating to the review of the filings noted above of Rowan Companies, Inc. (“Rowan” or the “Company”). We have shown your comments below and have responded to each.

Form 10-K for the Fiscal Year Ended December 31, 2010
Government Regulation, page 6

1.
We note your disclosure that you “could become liable for damages resulting from pollution of offshore waters…” and that “generally, [you] are indemnified under [your] drilling contracts for pollution damages, except in certain cases of pollution emanating above the surface of land or water from spills of pollutants, or pollutants emanating from [your] drilling rigs.” With regard to this disclosure, please explain to us the following:

•	Explain in further detail the various hazards and pollution damages for which your customers indemnify you.

•
We note your use of the term “generally.” Describe the instances or contracts, as applicable, in which you have not been able to obtain contractual indemnity against liability for pollution, well and environmental damages. Your response should address individual contracts and/or groups of contracts by customer or geographic area, to the extent material and meaningful under the circumstances.

•	Describe the instances in which these indemnities may not be enforceable. For example, explain the “certain cases” in which you are not indemnified under your drilling contracts for pollution damages.

•	Describe the potential impact on your financial position, results of operations or liquidity in the event that your customers are unable or unwilling to fulfill their contractual obligations to you.

Response to Comment 1

Generally, we are indemnified under our drilling contracts for pollution, well and environmental damages, except in certain cases of pollution emanating above the surface of land or water from spills of pollutants emanating from our drilling rigs. This indemnity includes all costs associated with regaining control of wild well, removal and disposal of the pollutant, environmental remediation and claims by third parties for damages.

Our customers often require us to assume responsibility for pollution damages where we are at fault.  In each of these instances, we limit our liability exposure to a non-material amount. For example, a contract may provide that Rowan will assume the first $500,000 of costs related to an incident resulting in wellbore pollution due to Rowan’s gross negligence, with the customer assuming responsibility for all costs in excess of $500,000.  We can provide no assurance, however, that such indemnification provisions can be enforced or will be sufficient.  Our customers may challenge the validity or enforceability of the indemnity provision for several reasons, including but not limited to, applicable law, judicial decisions, the language of the indemnity provision, as being against public policy, and/or the circumstances resulting in the pollution.

In the event of an incident resulting in wellbore pollution and a customer who is unable or unwilling to honor its indemnity obligation, the impact on Rowan’s financial position, operations and liquidity would depend on the scope of the incident.  In this instance, Rowan would seek to enforce its legal rights, including the enforcement of the indemnity obligation and redress from all parties at fault.  In addition, Rowan maintains insurance for liability related to negative environmental impacts of a sudden and accidental pollution event, as described below. If both insurance and indemnity protection were unavailable or insufficient, and the incident was significant, there could be a material adverse effect on our results of operations, financial condition or liquidity.  We believe we address these potential risks in our “Governmental Regulation” section on page 6 of our 10-K and in our “Risk Factors” on pages 10 – 13 of our 10-K, under the risks entitled: “We are subject to governmental laws and regulations that could cause significant costs and liability on us for environmental and natural resource damages,” “Our customers may not be able to indemnify us,” “Our foreign operations typically present additional risk, and operations in certain foreign areas present higher costs” and “We are subject to operating risks such as blowouts and well fires that could result in environmental damage, property loss, personal injury and death, some of which may not be covered by insurance or recoverable indemnification.”

2.
In light of the events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:

•
Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

•	Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death.

•	Provide further detail on the risks for which you are insured for your offshore operations.

Such disclosure should be set forth in the “Business” section of your annual report and in the “Risk Factors” section, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.

Response to Comment No. 2:

We propose to add the following disclosure to the “Business” section of future filings that contain such a section, under the heading “Insurance.”  We will also add similar disclosure to our “Risk Factors” and propose to include an abbreviated summary of this language in our second quarter 2011 10-Q filing.

“The Company maintains insurance coverage for damage to our drilling rigs, third party liability, workers’ compensation and employers’ liability, sudden and accidental pollution and other coverages.  Our insurance coverages are subject to deductibles and self-insured retentions which must be met prior to any recovery.  Additionally, our insurance is subject to exclusions and limitations and there is no assurance that such coverage will adequately protect us against liability from all potential consequences and damages.

Our current insurance policies provide coverage for loss or damage to our onshore and offshore fleet of drilling rigs on an agreed value basis (which varies by unit) subject to a deductible of $10 million per occurrence/$25 million in the annual aggregate for offshore units and $750,000 per occurrence for our onshore units.  This coverage includes damage to selected rigs arising from a United States Gulf of Mexico named windstorm with an aggregate limit of $150 million per policy period subject to a self-insured retention of $50 million per named windstorm.

We maintain insurance policies providing coverage for liability associated with negative environmental impacts of a sudden and accidental pollution event, third party liability, employers’ liability (including Jones Act liability), auto liability and aviation liability and these policies are subject to various deductibles and underlying limits.  In addition, we maintain excess liability coverage with an annual aggregate limit of $1 billion subject to a self-insured retention of $10 million (except in cases of removal of rig wreck due to windstorm which has a self-insured retention of $100 million).

Our drilling contracts generally indemnify the Company for injuries and death of our customer’s employees and loss or damage to our customers’ property. Our service agreements generally indemnify the Company for injuries and death of our service providers’ employees.

Our rig physical damage and liability insurance renews each June.  Due to recent industry losses, including the Macondo accident, it may be impossible to secure coverage of a similar nature and with similar limits for the same costs.”

3.
In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from one of your offshore operations.

Response to Comments No. 3:

Pursuant to the Clean Water Act, the owner of a lease (Operator) is required to obtain a National Pollutant Discharge Elimination Permit (NPDES).  For drilling operations conducted in the Gulf of Mexico, these permits are issued and administered by Region 6 of the Environmental Protection Agency (EPA).  As a contract driller, Rowan operates in accordance with the Operator’s NPDES permit.   According to the permit, the Operator is the designated Responsible Party and is thus responsible for any environmental impacts that would occur in the event of the discharge of any unpermitted substance, such as a fuel spill or oil leak from an offshore installation, such as a mobile drilling unit.  In addition, pursuant to International Maritime Organization, to which the United States is a signatory, each drilling unit is required to have a Shipboard Oil Pollution Emergency Plan as further set forth in 33 CFR Part 151 and administered by the United States Coast Guard (USCG).

In support of compliance with these  permits and regulations, Rowan has in place an approved spill response plan, which details procedures for rapid and effective response to spill events that may occur as a result of our operations or those of the operator for whom we are working. This plan is reviewed annually and updated as necessary. Drills are conducted periodically to maintain effectiveness of the plan and each rig is outfitted with equipment to respond to minor spills.  In addition, Operators have contractual arrangements with emergency spill response organizations to supplement any onboard spill response equipment.   These drills include participation of key personnel, spill response contractors and representatives of governmental agencies.  For operations in the United States, spill response plans are subject to review and approval by various organizations including the USCG, EPA and the BOEMRE (Bureau of Ocean Energy Management, Regulatory and Enforcement, formerly, the Minerals Management Service), and are certified by the American Bureau of Shipping.

In addition, Rowan is actively involved in various industry led initiatives and task forces that are studying ways to better access and control blowouts in subsea environments.

We believe we address this comment in our “Governmental Regulation” disclosure on page 6 of our 10-K but will include language as above to our future filings that contain a “Governmental Regulation” section.

Financial Statements
Notes to Financial Statements
Note 10 – Income Taxes, page 64

4.
We note your disclosure stating that you have not provided any deferred income taxes on approximately $70 million of undistributed foreign earnings because you consider them to be permanently invested abroad. With a view toward future disclosure, please describe the effect that permanently reinvesting foreign earnings outside of the United States will have on your overall liquidity position. In addition, provide a discussion of the potential impact of repatriating the undistributed earnings of your foreign subsidiaries. Refer to Item 303(a) (1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response to Comments No.4:

Commencing with our second quarter 2011 10-Q, we propose to supplement our disclosure by adding the following language to “Liquidity and Capital Resources”:

As Rowan’s operations have diversified internationally, a greater portion of our revenues has been generated through foreign subsidiaries whose associated earnings are expected to be permanently invested abroad.  As of March 31, 2011, approximately $114 million of the $204 million (on the consolidated balance sheet) of cash and short term investments, including restricted cash, was held by foreign subsidiaries. As of March 31, 2011, we had undistributed earnings from foreign subsidiaries in the amount of approximately $198 million.  Given the growing significance of our foreign subsidiaries and their capital needs relative to our domestic operations, we do not expect this permanent foreign investment to create any liquidity constraints for at least the next twelve months.

Form 8-K Filed February 25, 2011

5.
We note that you have presented a non-GAAP financial measure as part of the press release announcing your operating results (i.e., earnings excluding certain charges, tax benefits, and gains). Please provide tabular disclosure showing a reconciliation of the differences between non-GAAP financial measure presented and the most comparable GAAP-basis financial measure as part of your future public disclosures. Refer to Regulation G.

Response to Comment No.5:

We will include tabular disclosure in our future public disclosures showing a reconciliation of the differences between any non-GAAP financial measures presented and the most comparable GAAP-basis financial measures.  Your reference to Regulation G is duly noted.

6.
As part of the supplemental information provided for your drilling and manufacturing operations, we note that you present an EBITDA measure calculated as operating income plus depreciation and any (gain) loss on sale. It does not appear that the non-GAAP measure presented conforms to the specifically defined measure, EBITDA, as described in Item 10(e)(1)(ii)(a) of Regulation S-K. Please confirm that you will revise future public disclosures to more accurately depict the non-GAAP measure you are presenting.

Response to Comment No. 6:

We will include a definition of Adjusted EBITDA in future public disclosures to the extent our non-GAAP measures presented vary from EBITDA as defined in Item 10(e)(ii)(A) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 18
Elements of Compensation, page 20

7.
We note your disclosure that the bonuses of Messrs. Ralls, Buvens, Wells and Burke were determined, in whole or in part, by the 2010 Manufacturing Division bonus plan. Starting on page 21, you state that the 2010 Manufacturing Division bonus plan awards were based on performance against ten metrics. For each performance metric, please disclose the 2010 target and the company’s achievement relative to the target. See Instructions 2 and 4 to Item 402(b) of Regulation S-K. Alternatively, provide us with your analysis of how you meet the standard for confidential treatment for these targets.

In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believed it would be for such targets to be achieved.

Response to Comments No. 7:

We included the compensation of Mr. Burke in our Executive Compensation table and in our CD&A discussion in the interest of providing stockholders with additional information regarding one of our highest compensated officers.  Given Mr. Burke’s commencement of employment with the Company in late 2009, his 2010 compensation did not require disclosure under Item 402 of Regulation S-K, although we fully expect him to be an NEO for 2011 and beyond if we do not sell or spin off our Manufacturing Division as anticipated. Given that only 10% of the bonuses payable to the other NEOs mentioned above were dictated by the Manufacturing Division bonus plan (“Plan”), we determined that an in-depth description of the very complex Plan would be confusing for the reader.  If you would prefer that we include a full description of the Plan, we would suggest we do so in future filings, if and when Mr. Burke does reach NEO status.  An example of the disclosure we would propose to use is shown below:

“Plan bonus awards to Mr. Burke, as well as 10% of the incentives of Messrs. Ralls, Buvens and Wells,  are based on the Division’s performance against key  metrics which are weighted between Division-wide objectives (40% weighting) and metrics specific to units within the Division (60% weighting).  These weightings are distributed as follows:

Division-Wide KPIs	Weighting
Safety – TRIR (1)	10.0%

Return on Average Capital Employed (2)	10.0%

EBITDA (3)	20.0%

Total Division-Wide Weighting	40.0%

Unit-Level KPIs	Weighting
Drilling Systems (Safety-TRIR, EBITDA, Inventory Management (4), Aftermarket Revenue (5)	11.4%

Offshore Products (Safety - TRIR, EBITDA, Inventory Management, Aftermarket Revenue)	11.4%

Mining Products (Safety - TRIR, EBITDA, Inventory Management, Aftermarket Revenue)	11.4%

Manufacturing Operations Longview Except for Steel Products (Safety - TRIR, Inventory Management, Aftermarket Revenue, On-Time Availability (6), Operating Expenses as a Percentage of Revenue (7))	11.4%

Manufacturing Operations Houston (Safety - TRIR, Inventory Management, Aftermarket Revenue, On-Time Availability, Operating Expenses as a Percentage of Revenue)	11.4%

Steel Products (Safety – TRIR, EBITDA, Inventory Management, On-Time Availability, Stock-Outs With Demand (8))	3.0%

Total Unit-Level Weighting	60.0%

(1)
TRIR means Total Recordable Incident Rate, which is defined as the total number of recordable injuries and illnesses recordable under the standards of the US Federal Occupational Safety and Health Administration per 200,000 man-hours per year.  This KPI is measured at both the Division and Unit levels.

(2)
RACE means Return on Average Capital Employed, which is the Division’s net income, excluding the effect of non-recurring items, divided by the Average Capital Employed (ACE) for the current year. ACE is a thirteen point average using the beginning Capital Employed and the ending Capital Employed at each month-end throughout the year. Capital Employed is defined as total assets less current liabilities.

(3)	EBITDA means earnings before interest, taxes, depreciation and amortization. This KPI is measured at both the Division and Unit levels.

(4)
Inventory Management is a discretionary score determined by the Division CEO. Consideration is given to measurements such as inventory turns, inventory accuracy, adhering to internal controls and inventory write-offs.

(5)	Aftermarket Revenue means the total parts, service and training revenue invoiced by a Unit to customers for aftermarket service and parts. This includes revenue from external customers and Rowan.

(6)	On-Time Availability means the percentage of customer orders that are ready for shipment on or before the date promised to the customer.

(7)
Operating Expenses as a Percentage of Revenue means a manufacturing unit’s manufacturing operating expenses as a percentage of the revenue of the units for which that manufacturing unit produces products.  For Manufacturing Operations Longview other than Steel Products, the applicable revenues for this KPI are those of the Offshore Products and Mining Products Units.  For Manufacturing Operations Houston, the applicable revenues for this KPI are those of the Drilling Systems Unit.

(8)	Stock Outs with Demand means the unavailability of inventory items when there is a customer order or an internal requirement such as use in producing another inventory item.

After Mr. Burke’s bonuses, as well as 10% of those of Messrs. Ralls, Buvens and Wells, are determined according to the above weightings, the resulting amounts are then submitted to the Compensation Committee, which may then make discretionary adjustments up or down to yield a final incentive payment related to the Manufacturing Division.”

We believe each of the target levels in the Plan should be treated confidentially as they contain competitively sensitive information and confidential commercial and financial information.   Furthermore, given that the Plan is applied so narrowly for each business unit, the breakdown of local and business unit KPIs contained in the Plan is not meaningful to a Rowan stockholder.

As requested in your letter, we hereby acknowledge that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address your concerns and thank you for your consideration of this matter. Please contact the undersigned at 713-960-7645 should you need further information.

Sincerely,

/s/ WILLIAM H. WELLS

William H. Wells
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Donald F. Delaney
Ethan M. Horowitz
Alexandra M. Ledbetter